EXHIBIT 4.1

MARQUEE HOLDINGS INC.

AND

HSBC BANK USA, NATIONAL ASSOCIATION
as Trustee

FIRST SUPPLEMENTAL INDENTURE

Dated as of June 12, 2007

to

Indenture

Dated as of August 18, 2004

12% Senior Discount Notes due 2014

THIS FIRST SUPPLEMENTAL INDENTURE, dated as of June 12, 2007 (this “Supplemental Indenture”), is by and between Marquee Holdings Inc., a Delaware corporation (the “Company”), and HSBC Bank USA, National Association, as trustee (the “Trustee”).

WHEREAS, the Company and the Trustee have entered into that certain Indenture dated as of August 18, 2004, (the “Indenture”), providing for the issuance of 12% Senior Discount Notes due 2014 (the “Notes”);

WHEREAS, the Company originally issued $304.0 million aggregate principal amount at maturity of the Notes;

WHEREAS, Section 9.02 of the Indenture provides that the Indenture may be amended with the consent of the Holders of a majority in aggregate principal amount at maturity of the Notes then outstanding (subject to certain exceptions);

WHEREAS, the Company desires and has requested the Trustee to join with it in entering into this Supplemental Indenture for the purpose of amending the Indenture in certain respects as permitted by Section 9.02 of the Indenture;

WHEREAS, the execution and delivery of this Supplemental Indenture has been authorized by the Board of Directors of the Company;

WHEREAS, (1) the Company has received the consent of the Holders of a majority in aggregate principal amount at maturity of the outstanding Notes and has satisfied all other conditions precedent, if any, provided under the Indenture to enable the Company and the Trustee to enter into this Supplemental Indenture, all as certified by an Officers’ Certificate, delivered to the Trustee simultaneously with the execution and delivery of this Supplemental Indenture as contemplated by Sections 9.02 and 9.06 of the Indenture, and (2) the Company has delivered to the Trustee simultaneously with the execution and delivery of this Supplemental Indenture an Opinion of Counsel relating to this Supplemental Indenture as contemplated by Section 9.06 of the Indenture; and

NOW, THEREFORE, in consideration of the foregoing and for good and valuable consideration, the receipt of which is hereby acknowledged, the Company and the Trustee mutually covenant and agree, for the equal and ratable benefit of the Holders of the Notes, as follows:

ARTICLE I

Definitions

Section 1.1            Defined Terms.  As used in this Supplemental Indenture, terms defined in the Indenture or in the preamble or recitals hereto are used herein as therein defined.  The words “herein,” “hereof” and “hereby” and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof.

ARTICLE II

Amendments to Indenture

Section 2.1            Amendments to the Indenture.  The Indenture is hereby amended by:

(i)            deleting the word “or” from the end of Section 4.06 (iv) of the Indenture and adding the following to the end of Section 4.06 of the Indenture:

“and;

(vi)     make other Restricted Payments in an aggregate amount not to exceed $275.0 million.”

(ii)           adding the following Section 4.19 to the Indenture:

“Section 4.19 CASH ELECTION.

On August 15, 2007, the Company shall make an election to pay cash interest on the Notes in accordance with the terms of this Indenture.”

ARTICLE III

Miscellaneous

Section 3.1            Parties.  Nothing expressed or mentioned herein is intended or shall be construed to give any Person, firm or corporation, other than the Holders and the Trustee, any legal or equitable right, remedy or claim under or in respect of this Supplemental Indenture or the Indenture or any provision herein or therein contained.

Section 3.2            Governing Law.  This Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

Section 3.3            Ratification of Indenture; Supplemental Indenture Part of Indenture.  Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect.  This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.  Subject to Section 11.01 of the Indenture, in the case of conflict between the Indenture and this Supplemental Indenture, the provisions of this Supplemental Indenture shall control.

Section 3.4            Counterparts.  The parties hereto may sign one or more copies of this Supplemental Indenture in counterparts, all of which together shall constitute one and the same agreement.

Section 3.5            Headings.  The headings of the Articles and the Sections in this Supplemental Indenture are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

Section 3.6            Severability.  In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 3.7            Successors.  All agreements of the Company and the Trustee in this Supplemental Indenture shall bind their respective successors.

Section 3.8            Effectiveness.  This Supplemental Indenture shall be effective upon execution hereof by the Company and the Trustee; provided, however, that the amendments to the Indenture set forth in Articles I and II of this Supplemental Indenture shall not become operative until the Company causes the consent fee to be paid in respect of consents received, and not validly revoked, representing a majority in aggregate principal amount at maturity of the outstanding Notes issued under the Indenture.  In the event the Company notifies (if orally, then confirmed in writing) HSBC Bank USA, National Association, as depositary under the consent solicitation, that it has withdrawn or terminated the consent solicitation, this Supplemental Indenture shall be terminated and of no force or effect and the Indenture shall not be modified hereby.

Section 3.9            Trustee Disclaimer.  The Trustee accepts the supplement to the Indenture effected by this Supplemental Indenture and agrees to execute the trust created by the Indenture as hereby supplemented, but only upon the terms and provisions set forth in the Indenture, including the terms and provisions providing for compensation and indemnity and other rights of the Trustee, and defining and limiting the liabilities and responsibilities of the Trustee, which terms and provisions shall in like manner benefit the Trustee and define and limit its liabilities and responsibilities in the performance of the trust created by the Indenture hereby supplemented.  Except to the extent that they relate to action taken by the Trustee, the Trustee shall not be responsible in any manner whatsoever for or in respect to (i) the validity, efficacy or sufficiency of this Supplemental Indenture or any of the terms or provisions hereof, (ii) the proper authorization hereof by the Company by corporate action or otherwise, (iii) the due execution hereof by the Company, or (iv) the consequences (direct or indirect and whether deliberate or inadvertent) of any supplement herein provided for, and the Trustee makes no representation with respect to any such matters.

(THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK)

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the day and year written above.

MARQUEE HOLDINGS INC.

By:	/s/ Craig R. Ramsey
Name: Craig R. Ramsey
Title: Executive Vice President & CFO

HSBC BANK USA, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Herawattee Alli
Name: Herawattee Alli
Title: Assistant Vice President